Mail Stop 3561

July 30, 2007

Via Fax & U.S. Mail

Wayne Lipschitz
Chief Financial Officer
Grill Concepts, Inc.
11661 San Vicente Blvd., Suite 404
Los Angeles, CA 90049

      Re: **Grill Concepts, Inc.**
               Form 10-K for the year ended December 31, 2006
               Filed March 30, 2007
               Form 8-K dated July 2, 2007
               Filed July 6, 2007
               File No. 000-23326

Dear Mr. Lipschitz:

      We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Notes to the consolidated financial statements

Note 2. Summary of Significant Accounting Policies, page F-8
Workers' Compensation Loss Reserve, page F-12

1.   We note that during fiscal 2006, the Company changed its workers'
        compensation policy to a guaranteed workers' compensation
        insurance plan, which limits its exposure to only the premiums to
        the plan. We also note that according to Note 4 on page F-22,
        workers' compensation loss reserve increased from $567 in fiscal
        2005 to $729 in fiscal 2006. In this regard, please explain to us
        how the change from your previous plan to the guaranteed workers'
        compensation insurance plan affected your current year estimate
        for workers' compensation loss reserves. Your response should
        address whether the change in plans resulted in a material increase
        or decrease in reserves that may require disclosure in paragraph 22
        of SFAS No. 154. Also, explain why it appears the change from
        your previous plan to one that limits your exposure to only the
        premiums increased loss reserves as of December 31, 2006. You
        may provide an activity roll forward of the change in workers'
        compensation loss reserves from prior year as part of your response
        to us.

Receivables, page F-12

2.   We note that due to the lower than expected performance at the
        Portland Grill restaurant, you have not received any management
        fees earned at this location and as a result, you have a full reserve
        established for the receivables in each of the periods presented. In
        this regard, please tell us whether you have recognized any revenue
        relating to the management fees earned but not received from the
        Portland Grill restaurant for any of the periods presented. If so,
        please quantify the amount(s) for us and explain why you believe it
        is appropriate to recognize such fees when the amounts have not
        been collectible. If you have not recognized such revenue with in
        your statements of operations, please tell us and revise your
        disclosures in future filings to indicate where such amounts are
        recorded within your financial statements.

Note 7 – Hotel Restaurant Properties, Inc, page F-26

3.   Reference is made to your September 2006 agreement entered into with Hotel Restaurant Properties and its affiliates ("HRP") entitled the HRP Purchase Agreement. With respect to this agreement, we note that you will pay HRP approximately $3.1 million and you recognized the full amount as a Non-Current Asset (i.e. Non-Compete Agreement) that is presently being amortized over the five-year term of that agreement. However, from disclosure in the footnotes and a review of the agreement (exhibit 10.1) as filed in the Form 8-K dated September 1, 2006, we note the new agreement provided material provisions and terms that eliminated or relinquished rights that previously existed under the prior HRP agreement. Some of these items noted that may not be all inclusive are as follows:

1. An elimination of the exclusivity to use HRP as exclusive party to identify potential hotel restaurant locations;
2. HRP agreed to transfer all rights previously entitled to under a number of existing management agreements, including rights to receive fees, portion of net income, etc;
3. HRP relinquished rights to fees or other compensation related to your restaurants opened in hotels pursuant to management, license or lease agreements entered on or after March 29, 2006;
4. An elimination of license granted to HRP to operated managed outlets;
5. An elimination of a restriction on HRP's ability to provide similar hotel restaurant locations to parties, other than the company;
6. An elimination of prior rights where HRP could cause you to purchase HRP and you could acquire HRP under certain conditions;

In addition to the material provisions in the HRP agreement that terminated or extinguished prior terms under your pre-existing contractual agreements with HRP, we note that a small section of the this new agreement pertains to a non-compete agreement where HRP for five years will not assist others in entering a lease, license, management agreement to operate a restaurant or provide other services / events at hotels.

Although the September 2006 HRP agreement contained a future non-compete agreement with HRP, from your disclosures and the agreement itself, it appears that a substantive portion of the terms and conditions of the September 2006 HRP agreement relate to the termination or extinguishment of financial obligations (fees payable to HRP) and other restrictions from terms / provisions that existed in a prior contractual agreements with HRP that originally commenced in August 1998 with its amendments thereto. This also appears evident from the footnote disclosure on your representation that you <u>entered</u> into the HRP agreement in order to "eliminate current and future financial restrictions for **fees payable"** {*emphasis added*} to HRP as the company grows its business.

In this regard, it appears the above provisions in the new HRP agreement may be more appropriately characterized as the termination of a previous contractual arrangement and any related termination fees to eliminate fees payable should not be capitalized (or deferred). In this manner, where you eliminated, terminated, and relinquished rights under the prior arrangement, there will be no incremental revenues (but elimination of fees payable) that result from this new agreement. We believe this situation is more analogous to a termination of a management contract, the early extinguishment of debt <u>or</u> the early termination of a lease whereby the "one-time" fees are intended to be paid to reduce or eliminate future management fees, interest costs or lease expenses. These types of "one-time" termination fees are generally charged to expense. Further, when a management contract is terminated, the related management services are no longer provided.   Analogy is also made to similar guidance in paragraph 14 to 16 of SFAS 146, which state contract termination costs to terminate a contract before the end of its terms is a current period cost.

Furthermore, we believe that payments made for early termination of current and future financial restrictions for fees payable under a pre-existing contractual agreement do not meet the definition of an asset. Although it may eliminate future fees or compensation being paid to HRP because you continue to receive the fees from operation of the hotel-based restaurants, we note that you already received these amounts <u>prior</u> to eliminating HRP's rights in this agreement. Therefore, the elimination of HRP rights and amounts obligated to be paid them is not enhancing or incrementally increasing your revenues. Reference is made to paragraphs 25 and

26 of FASB Concept 6, which states that an asset embodies a probable future benefit that involves a capacity to contribute directly or indirectly to future net cash inflows. The elimination of an obligation (liability) for current and future financial restrictions for fees payable as well as prior rights of HRP eliminates future cash outflows on fees owed, but it does not contribute to future cash inflows. Therefore, we believe that payments made in this manner should not be assets, as you do not receive future economic benefit that generates incremental cash inflows (revenues) from the early termination payment.

Therefore, please re-evaluate your accounting under this agreement, accordingly. As an enormous amount of the September 2006 agreement appears to pertain to the termination of rights and obligations under pre-existing contractual agreements with HRP, it appears that the full amount of the $3.1 million payment to be paid HRP may be appropriately expensed (within income (loss) from operations) unless you have objective supporting evidence for the portion of the $3.1 million to be paid that relates to the future non-compete section of this agreement. However, it also appears amounts relating to the non-compete provisions of the agreement may not be significant given the amount of the agreement's material provisions solely relating to the termination of pre-existing contractual rights as well as the non-compete agreement terms <u>not</u> providing total exclusivity given its prohibitions on a number of items. As such, it appears your financial statements should be restated for the above. Please amend your December 31, 2006 Form 10-K, accordingly. If you disagree and continue to believe that capitalization (or deferral) of costs is appropriate, please tell us whether the national office of Moss Adams, LLP has reviewed this matter, and if so, the name of the partner for whom you consulted and they concur and support the company's conclusion on its accounting treatment.

4.   We also note that the HRP agreement provides that you have agreed to indemnify HRP with respect to any additional tax that they may incur, as well as related penalties and interest, in the event that the goodwill allocated to the sale is reduced for tax purposes on audit or other adjustment. If future payments are made under this provision, it appears that they also should not be capitalized (or deferred), but expensed as incurred. In this regard, we believe with these types of payments you would also not

receive any future economic benefit that would contribute to any future cash inflows as an asset. Please advise and confirm whether you agree with the above accounting for this portion of the agreement.

Note 11 – Income Taxes, page F-37

5.   In fiscal 2006, we note that your net income was due to the benefit for income taxes recognized whereby its primary component was the approximate $2.1 million reversal of valuation allowance on certain deferred tax assets. Specifically, you disclose that your reversal of $2.1 million of the valuation allowance was due to a demonstrated ability to generate taxable income and its demonstrated ability to utilize tax credits generated in a year or upon carryover. In view of this material change, it is unclear to us what specific change in circumstances or events that occurred in fiscal 2006 to cause your change in judgment about the realizability of the related deferred tax assets in future years. Please tell us whether you are relying upon any tax-planning strategies to implement this future realization of the tax benefit of these existing deductible temporary differences or carryovers. Also, please explain all the positive evidence that supports the conclusion that the valuation allowance should be materially reversed. In your response, please also indicate the amount of taxable income that has been generated in the last three (3) fiscal years, the time horizon for using the tax credits (e.g. General business credit, etc.) as well as the company's past history of accurate forecasts of future results. Assuming a satisfactory response, you should consider more enhanced and robust note disclosure based on your submitted response that may be necessary for this highly material change.

Form 8-K dated July 2, 2007
Registration Rights Agreement

6.   We note in connection with your July 2007 private placement transaction, you entered into a Registration Rights Agreement with investors under which you are required to file a registration statement with the SEC and in the event, the registration statement is not file or declared effective by the SEC within the specified time periods, you will be required to pay damages pursuant to the amounts prescribed in the related agreements. In this regard, please tell us how you have accounted for the contingent obligation to

make future payments or otherwise transfer consideration under the registration rights agreements within your financial statements. Your response to us should address how you considered the guidance in paragraph 7 of FSP EITF 00-19-2.

7.   Also, please confirm to us that the disclosures included in the notes to your financial statements will meet the requirements outlined in paragraph 12 of FSP EITF 00-19-2 in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief
Accountant